UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 1

to

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Ignacio Lagos

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to the República Oriental del Uruguay’s (“Uruguay”) Annual Report on Form 18-K for the year ended December 31, 2025 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated July 28, 2026, between the Republic, acting through the Ministry of Economy and Finance, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Itau BBA USA Securities, Inc.

Exhibit 2	Form of Authorization for Ps. 52,177,088,971 8.000% Global Bonds due 2035 and U.S.$399,364,067 5.442% Global Bonds due 2037.

Exhibit 3	Name and Addresses of the Underwriters.

Exhibit 4	Post-Effective Legality Opinion of Luciana Velázquez, Counsel to the Ministry of Economy and Finance of the Republic, dated August 6, 2026.

Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated August 6, 2026.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 6th day of August, 2026.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Gabriel Oddone
Gabriel Oddone
Minister of Economy and Finance,
República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated July 28, 2026, between the Republic, acting through the Ministry of Economy and Finance, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Itau BBA USA Securities, Inc.

Exhibit 2	Form of Authorization for Ps. 52,177,088,971 8.000% Global Bonds due 2035 and U.S.$399,364,067 5.442% Global Bonds due 2037.

Exhibit 3	Name and Addresses of the Underwriters.

Exhibit 4	Post-Effective Legality Opinion of Luciana Velázquez, Counsel to the Ministry of Economy and Finance of the Republic, dated August 6, 2026.

Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated August 6, 2026.

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